UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZOOMCAR HOLDINGS, INC.

(Name of Subject Company and Filing Person (Issuer))

Common Stock Purchase Warrants

Series A Common Stock Purchase Warrants

Series B Common Stock Purchase Warrants

Pre-Funded Warrants to Purchase Common Stock

Bridge Placement Agent Common Stock Purchase Warrants

Placement Agent Common Stock Purchase Warrants

Series A Placement Agent Warrants

N/A
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Deepankar Tiwari

Anjaneya Techno Park, No.147, 1st Floor
Kodihalli, Bangalore, India 560008

+91 8048821871

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Morris C. Zarif, Esq.

Zarif Law Group P.C.

808 Springwood Avenue, Suite 110

Asbury Park, NJ 07711

(732) 755-0146

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

(Amendment No. 1)

This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto (the “Schedule TO”), filed with the Securities and Exchange Commission on January 23, 2026 by Zoomcar Holdings, Inc., a Delaware corporation (the “Company”).

This Schedule TO relates to the offer by the Company to eligible holders of certain outstanding warrants of the Company (the “Existing Warrants”) to exchange the Existing Warrants for shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated January 23, 2026 (the “Offer to Exchange”), and the related letter(s) of transmittal and consent, notice(s) of withdrawal and other offer materials (together with the Offer to Exchange, as amended or supplemented from time to time, the (“Offer Materials”), each of which is filed as an exhibit to the Schedule TO.

This Amendment is being filed as an exhibits-only amendment. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as listed below:

Exhibit	Description
(a)(1)(A)	Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 23, 2026).
(a)(1)(B)*	Form of Letter of Transmittal and Consent (Common Warrants).
(a)(1)(C)*	Form of Letter of Transmittal and Consent (Series A Warrants).
(a)(1)(D)*	Form of Letter of Transmittal and Consent (Series B Warrants).
(a)(1)(E)*	Form of Letter of Transmittal and Consent (Pre-Funded Warrants).
(a)(1)(F)*	Form of Letter of Transmittal and Consent (Bridge Placement Agent Warrants).
(a)(1)(G)*	Form of Letter of Transmittal and Consent (Placement Agent Warrants).
(a)(1)(H)*	Form of Letter of Transmittal and Consent (Series A Placement Agent Warrants).
(a)(1)(I)*	Form of Notice of Withdrawal.
(a)(1)(J)*	Form of Letter to Warrant Holders.
(a)(1)(K)	Press Release announcing commencement of the Offer to Exchange (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 23, 2026).
(a)(1)(L)#	Form of Warrant Amendment(s) (if applicable).
(a)(1)(M)*	Form of Lock-Up Agreement
(d)(1)(A)	Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on December 26, 2024).
(d)(1)(B)	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on April 4, 2025).
(d)(1)(C)	Form of Series B Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on April 4, 2025).
(d)(1)(D)	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on June 18, 2025).
(d)(1)(E)*	Form of Bridge Placement Agent Warrant.
(d)(1)(F)*	Form of Placement Agent Warrant.
(d)(1)(G)*	Form of Series A Placement Agent Warrant.
(a)(5)(A)	Part II, Item 8 of the Annual Report on Form 10-K for the year ended March 31, 2025, filed with the SEC on June 30, 2025 and incorporated herein by reference.
(a)(5)(B)	Part I, Item I of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed with the SEC on August 14, 2025 and incorporated herein by reference.
107**	Fee Table

*	Filed herewith
**	Previously Filed.
#	To be filed by amendment, if necessary.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZOOMCAR HOLDINGS, INC.

Date: January 27, 2026

By:	/s/ Deepankar Tiwari
Name:	Deepankar Tiwari
Title:	Chief Executive Officer

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